Exhibit 99.1

Hydro One files a settlement agreement on its Joint Rate Application with the Ontario Energy Board

TORONTO, October 24, 2022 – Today, Hydro One Networks Inc. (Hydro One) filed a settlement agreement with the Ontario Energy Board (OEB) on its Joint Rate Application, which includes its 2023-2027 Investment Plan for the company’s transmission and distribution systems. The OEB will now review the settlement and issue a final decision, which is anticipated by the end of the year.

Hydro One’s 2023-2027 Investment Plan, informed by customer feedback, plans to reduce the impacts of power outages for its distribution customers, renew and replace critical transmission and distribution infrastructure, enable economic growth and prepare for climate change.

To learn more, click here (https://www.rds.oeb.ca/CMWebDrawer/Record?q=casenumber:eb-2021-0110&sortBy=recRegisteredOn-&pageSize=400#form1)

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868

Forward-Looking Statements and Information:

This press release and the application and investment plan to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.